

March 24, 2009

Tracy E. Quinn
Interim Chief Financial Officer
Overhill Farms, Inc.
2727 East Vernon Avenue
Vernon, California 90058

> **Re:** **Overhill Farms, Inc**
> **Form 10-K for the Fiscal Year Ended September 28, 2008**
> **Response Letter Dated March 12, 2009**
> **File No. 001-16699**

Dear Ms. Quinn:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2008

Net Revenues, page 15

1.   We note your supplemental response number 2. While we note that you have not recorded any revenue to date under the Better Living Brands Alliance agreement and the fee and prepayment are not material relative to your total assets, we also note that this is a five-year agreement and that you anticipate revenues from this agreement to commence in fiscal year 2009. Tell us why do not anticipate this contract being material to you. See Item 601(b)(10)(ii)(C) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director